November 29, 2006
VIA EDGAR AND U.S. MAIL
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E., Mail Stop 3720
Washington, D.C. 20549

Attention:	Ms. Kathryn Jacobson
Mr. Kyle Moffatt
Mr. Larry Spirgel

Re:	Oplink Communications, Inc.
Form 10-K for Fiscal Year Ended July 2, 2006
Filed September 15, 2006
File No. 0-31581
Ladies and Gentlemen:
     This letter responds to the letter dated November 7, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Annual Report on Form 10-K of Oplink Communications, Inc. (the “Company”) for the Company’s fiscal year ended July 2, 2006. In this letter, for the Staff’s convenience, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response.
Form 10-K for Fiscal Year Ended July 2, 2006
Note 1 — The Company
Stock Compensation
   Valuation Assumptions, page F-14
1.	We note that your stock valuation assumptions factor an expected volatility “based on the combination of historical volatility of the Company’s common stock and the common stock of four of the Company’s competitors.” It is unclear to us why you would consider the historical volatility of four of your competitors in your stock valuation since you appear to have established a stock price history after having gone public in 2000. Tell us how the historical volatility of your competitors impacted your expected volatility. Also, tell us how your current assumptions provide a basis for a reasonable fair value estimate of your stock.

The future volatility assumption was based solely on the historical volatility of the Company’s common stock. The historical volatilities of comparable companies were considered only to provide an indication as to whether there were any changes likely in the industry that would affect the future stock volatility of the Company. However, the historical volatility of the Company’s competitors did not impact the determination of the Company’s expected volatility. The Company’s assumption considers historical volatility, the downward trend in volatility over the last four years and the expected flattening of future volatility over the period commensurate with the expected life of the options and is, thus, a reasonable basis for the fair value calculations. We

Securities and Exchange Commission
November 29, 2006

will revise the disclosure language in future reports to clarify the methodology and to indicate that the expected volatility is based only on the historical volatility of Company’s common stock.
Note 11 — Related Party Transactions, page F-33
Investor Rights Agreement, page F-33
2.	Citing your basis in the accounting literature, tell us how the subject registration rights which survived the Company’s initial public offering are accounted for in the financial statements and your consideration of EITF 00-19.

Under the investor rights agreement entered into between the Company and the Company’s preferred stock investors prior to the Company’s initial public offering, the preferred stock investors were granted certain rights to have the sale of the common stock they received upon conversion of their preferred stock registered under the Securities Act of 1933 following the Company’s initial public offering. The investor rights agreement does not contain any provision requiring the Company to pay liquidated damages or other consideration to the investors if the Company fails to perform its registration obligations, nor does the agreement contain any other provision that could require the Company to net-cash settle the registration rights. Therefore, consistent with EITF 00-19, the registration rights were not accounted for separately from the underlying common stock, which is included in stockholders’ equity.
* * *
As requested, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Any questions or additional comments you may have may be directed to the undersigned by facsimile at (510) 933-7302 or by telephone at (510) 933-7202.

Sincerely,
/s/ Bruce Horn
Bruce Horn
Chief Financial Officer

Securities and Exchange Commission
November 29, 2006

Oplink Communications, Inc.

cc:	Leonard LeBlanc, Chairman of the Audit Committee of Oplink Communications, Inc.
Richard Beluucci, Burr, Pilger & Mayer LLP
Stephen Welles, Wilson Sonsini Goodrich & Rosati, P.C.